UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

EXPLANATORY NOTE:

1. RETIREMENT OF OFFICER

Ms. Katia Fontana, Vice President and Chief Financial Officer of Birks Group Inc. (the “Company”) has decided to retire, effective April 1, 2026.

2. APPOINTMENT OF VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

On February 9, 2026, the Company entered into an employment agreement (the “Agreement”) with Mr. Aldo Battista. Mr. Aldo Battista will be joining the Company on February 11, 2026. During a transition period from February 11 2026 to April 1, 2026, Mr. Battista will initially serve as Vice President, Accounting and Treasury, working alongside Ms. Fontana to ensure a smooth and orderly handover of finance and accounting responsibilities before assuming the role of Vice President and Chief Financial Officer on April 2, 2026.

Mr. Battista is a Chartered Professional Accountant (CPA) and has over 25 years of experience in finance and accounting. He spent 16 years of his career in the retail industry with Reitmans (Canada) Limited., an apparel retailer, from 2008 to 2024 in various positions, including Vice President, Finance. He began his career as an external auditor with Deloitte from 1991 to 1995. He holds an Executive Master in Business Administration (EMBA) from Queen’s University, a Bachelor of Commerce from Concordia University and a Chartered Professional Accountant Designation from l’Ordre des comptables professionnels agréés du Québec.

The Agreement provides Mr. Battista with an annual gross base salary of CDN$300,000, a target annual cash bonus of 40% of his annual gross base salary for fiscal years following fiscal year 2026 and other health and retirement contribution benefits. In the event that Mr. Battista is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Battista will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary continuation in lieu of further salary or severance payments, which may be increased by one additional month after two years of service for each additional year of service thereafter up to a maximum of twelve months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) and an average annual bonus payable over the period that the severance will be payable in (ii). Mr. Battista is prohibited from competing with the Company during his employment and for a period of twelve months thereafter.

In addition, there are no family relationships between Mr. Battista and any director or other executive officer of the Company and there are no related party transactions between the Company and Mr. Battista.

CONTENTS:

The following document of the Registrant is submitted herewith:

Exhibit 99.1 Press Release dated February 10, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

By: /s/ Miranda Melfi
Miranda Melfi
Date: February 11, 2026	Vice President, Human Resources, Chief Legal Officer and Corporate Secretary